SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

LANDMARK APARTMENT TRUST, INC.
(Name of Subject Company)

LANDMARK APARTMENT TRUST, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

40009R 107
(CUSIP Number of Class of Securities)

Anthony E. Szydlowski, Esq.
4901 Dickens Road, Suite 101
Richmond, Virginia 23230
(804) 237-1335

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Offer”) by MacKenzie Capital Realty, Inc. (the “Offeror”), to purchase up to 1,300,000 shares (“Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of Landmark Apartment Trust, Inc., a Maryland corporation (the “Company”), at a price of $5.10 per Share (the “Offer Price”) in cash. The offer to purchase Shares is being made pursuant to an Offer to Purchase of the Offeror, dated as of October 15, 2015 (the “Offer to Purchase”), and a related Assignment Form, copies of which were filed with the United States Securities and Exchange Commission (the “SEC”) by the Offeror on October 15, 2015. As discussed below, the Board of Directors of the Company (the "Board" or “Board of Directors”) unanimously recommends that the Company’s stockholders reject the Offer and not tender their shares for purchase pursuant to the Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.
The Company’s name, address and telephone number of its principal executive offices are as follows:
Landmark Apartment Trust, Inc.
4901 Dickens Road, Suite 101
Richmond, Virginia 23230
(804) 237-1335
The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of October 21, 2015, there were 27,410,432 shares of Common Stock were outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
This Schedule 14D-9 is being filed by the Company, which is the subject company of the Offer. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to a tender offer by the Offeror to purchase, subject to certain terms and conditions, up to 1,300,000 outstanding Shares in cash, at a price of $5.10 per share. The Offer is on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the SEC by the Offeror on October 15, 2015 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on November 18, 2015.
According to the Schedule TO, the Offeror’s business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100, ext. 1006.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Compensation Discussion and Analysis,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and

Management” and “Certain Relationships and Related Party Transactions” in the Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on April 23, 2015, Note 10 to the Company’s condensed consolidated financial statements filed with its Annual Report on Form 10-K for the year ended December 31, 2014, and filed with the SEC on March 24, 2015, and Note 10 to the Company’s condensed consolidated financial statements filed with its Quarterly Report on Form 10-Q for the quarter ended (i) March 31, 2015, as filed with the SEC on May 15, 2015, and (ii) June 30, 2015, as filed with the SEC on August 10, 2015, each of which is incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(a) Solicitation or Recommendation
The Company’s Board of Directors, together with certain of the Company’s outside advisors, has carefully evaluated the terms of the Offer. Based on its review, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders and recommends that its stockholders reject the Offer and not tender their shares to the Offeror pursuant to the Offer.
The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its shares to the Offeror pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.
(b) Reasons for the Recommendation
In reaching its determination and in making the recommendation described above, the Board of Directors (1) reviewed the terms and conditions of the Offer; (2) consulted with the Company’s officers and certain outside advisors; and (3) reviewed the terms and conditions of the Merger Agreement (as defined below). The Board of Directors believes that the Offer is not in the best interests of the Company’s stockholders due to the Company's entry into a definitive agreement to be acquired by an affiliate of Starwood Capital Group and Milestone Apartments Real Estate Investment Trust. As previously announced on October 22, 2015 the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") to be acquired by Monument Partners, L.L.C. in an all cash transaction for a purchase price of $8.17 per share of Company common stock (the "Merger"). The Board has approved the Merger Agreement and the Merger, and, subject to customary closing conditions, the Company expects the Merger to close in the first quarter of 2016. The Tender Offer and the Offer Price of $5.10 per Share would result in the receipt of $3.07 less per Share than the per share price pursuant to the Merger.
In light of the reasons considered above, the Board of Directors believes that the Offer is less than the current and potential value of the Shares and has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that its stockholders reject the Offer and not tender their shares to the Offeror for purchase pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Offeror pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.
(c) Intent to Tender.
 The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders, subject to any restrictions on transfer imposed under Rule 144 of the Securities Act of 1933, as amended; however, all of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). To the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that the Company, in accordance with the limited partnership agreement of Landmark Apartment Trust Holdings, LP, the Company's operating partnership, redeemed 1,605,332 limited partnership interests from certain limited partners by issuing 1,605,332 shares of Common Stock.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
On October 22, 2015, the Company entered into the Merger Agreement to be acquired by Monument Partners, L.L.C., an affiliate of Starwood Capital Group and Milestone Apartments Real Estate Investment Trust, in an all cash transaction for a purchase price of $8.l7 per share of Company common stock. The Board has approved the Merger Agreement and the Merger, and, subject to customary closing conditions, the Company expects the Merger to close in the first quarter of 2016. The Tender Offer and the Offer Price of $5.10 per Share would result in the receipt of $3.07 less per Share than the per share price pursuant to the Merger.
Except as disclosed above, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.
ITEM 8. ADDITIONAL INFORMATION.
Historical results and trends should not be taken as indicative of future operations. Our statements contained in this Schedule 14D-9 that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results may differ materially from those included in the forward-looking statements. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by use of the words “expect,” “project,” “may,” “will,” “should,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: the availability of financing; changes in economic conditions generally and the real estate market specifically; changes in interest rates; competition in the real estate industry; the supply and demand for operating properties in our target market areas; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs; changes in accounting principles generally accepted in the United States of America, or GAAP, policies and guidelines applicable to REITs; and the availability of sources of capital. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company’s other filings with the SEC, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2014, filed by the Company with the SEC on March

24, 2015 (incorporated herein by reference), and in the Quarterly Report on Form 10-Q for the quarter ended (i) March 31, 2015, filed by the Company with the SEC on May 15, 2015 and (ii) June 30, 2015, as filed with the SEC on August 10, 2015. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9. EXHIBITS.

(a)(1)	Letter to the Company’s Stockholders, dated October 22, 2015.*
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 23, 2015 filed by Landmark Apartment Trust, Inc. with the SEC on April 23, 2015.**
(e)(2)	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2014, filed by Landmark Apartment Trust, Inc. with the SEC on March 24, 2015.**
(e)(3)	Excerpts from the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed by Landmark Apartment Trust, Inc. with the SEC on May 15, 2015.**
(e)(4)	Excerpts from the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed by Landmark Apartment Trust, Inc. with the SEC on August 8, 2015.**
(g)	Not applicable.
* This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
** Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDMARK APARTMENT TRUST, INC.

/s/ Stanley J. Olander, Jr.
By: Stanley J. Olander, Jr.
Its: Chief Executive Officer and President

Date: October 22, 2015

EXHIBIT INDEX

Exhibits
(a)(1)	Letter to the Company’s Stockholders, dated October 22, 2015.*
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 23, 2015 filed by Landmark Apartment Trust, Inc. with the SEC on April 23, 2015**
(e)(2)	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2014, filed by Landmark Apartment Trust, Inc. with the SEC on March 24, 2015.**
(e)(3)	Excerpts from the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed by Landmark Apartment Trust, Inc. with the SEC on May 15, 2015.**
(e)(4)	Excerpts from the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed by Landmark Apartment Trust, Inc. with the SEC on August 8, 2015.**
(g)	Not applicable.
* This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
** Incorporated by reference as provided in Items 3 and 8 hereto.